FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2002

GUCCI GROUP N.V.

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands
(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Second Quarter 2002 Financial Results

70106493_1.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: September 26, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI
GUCCI GROUP

APPROVED BY: Robert Singer
Executive Vice President and
Chief Financial Officer
Gucci Group N.V.

GUCCI GROUP N.V. ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2002

Amsterdam, The Netherlands, September 26, 2002: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces results for the second quarter ended July 31, 2002.

SECOND QUARTER KEY FIGURES

Gucci Group

- Revenues: € 577.1 million, compared to € 620.1 million last year (-6.9%)
- Operating profit before goodwill and trademark amortization: € 62.4 million (10.8% margin), compared to € 105.8 million (17.1% margin) last year (-41.0%)
- Net income: € 42.8 million, compared to € 95.4 million last year (-55.1%)
- Fully diluted net income per share: € 0.41, compared to € 0.94 last year (-56.4%)

Gucci Division

- Revenues: € 367.4 million, compared to € 428.1 million last year (-14.2%, or -7.5% on a constant currency basis)
- Retail sales: € 245.7 million, compared to € 288.8 million last year (-14.9%, or -8.2% on a constant currency basis)
- Operating profit before goodwill amortization: € 109.8 million (29.9% margin), compared to € 141.9 million (33.2% margin) last year (-22.7%)

Yves Saint Laurent

- Revenues: up 34.7%
- Retail sales: up 105.1% on a constant currency basis
- Leather goods sales: up 207.3% on a constant currency basis

FULL YEAR 2002 OUTLOOK

Management has seen positive sales trends develop at the Gucci Division in September. If these trends continue, management believes that the previously published guidance of fully diluted net income per share in 2002 of at least € 2.60 is attainable. However, the uncertain global political environment, volatile financial markets and weak economic growth make trading conditions in the luxury goods industry difficult to predict. If the trading conditions deteriorate, management believes the Group's 2002 fully diluted net income per share may not reach the € 2.60 threshold. Management's current belief concerning other indicators of the Group's performance in 2002 is as follows:

- Group revenues of approximately € 2.6 billion, compared to € 2.7 billion previously
- Gucci Division revenues of approximately € 1.6 billion, compared to € 1.7 billion previously
- Group operating margin before goodwill and trademark amortization of approximately 13%, compared to 14% previously
- Gucci Division operating margin before goodwill amortization of approximately 30%, unchanged from previous guidance

Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V., commented:

"I continue to believe, based on the most recent sales figures, that the Gucci Group can meet its 2002 objective of fully diluted net income per share of at least € 2.60. However, there is the risk that demand, in the face of global political-economic turmoil, may weaken, causing our results to fall short of this objective.

Gucci's profitability in the second quarter remained strong in a very difficult environment, with the division delivering a remarkable operating margin before goodwill amortization of nearly 30%. This result was achieved thanks to a strong gross margin and our ability to maintain rigorous cost control during a period of reduced consumer confidence.

We are particularly pleased with the performance of Yves Saint Laurent, where retail sales doubled and the gross margin rose to nearly 60%. Retailers, notably the high-end department stores in the United States, who are increasingly impressed by the performance of the Yves Saint Laurent brand, have reserved excellent permanent in-store spaces to house its collections. We continue to foresee rapid growth in retail and wholesale sales as the brand expands its customer base.

Looking forward, we continue to have complete confidence in the Group's strategy. Based on our strong financial condition, the acclaim accorded to each of our brands' collections as well as the growth we expect from the more than 60 directly operated stores that we will have opened in 2002, I am confident that Gucci Group will achieve major future growth in both revenues and profit."

Gucci Division

Gucci revenues were € 367.4 million in the second quarter, compared to € 428.1 million in 2001 (down 14.2%, or minus 7.5% on a constant currency basis).

Retail sales were € 245.7 million, compared to € 288.8 million in 2001 (down 14.9%, or minus 8.2% on a constant currency basis). Constant currency retail sales in Japan were even with last year's sales, which had advanced an exceptional 23.6% over the prior period and were up 2.1% in non-Japan Asia. Constant currency retail sales were down 12.6% in Europe, primarily due to a significant drop in tourist travel from the United States and Japan. On a constant currency basis retail sales in mainland United States fell 17.6%, while those in Hawaii declined 27.6%.

Wholesale distribution sales declined 10.0% to € 66.9 million principally due to lower sales to travel and duty free retailers.

Sales of core product categories declined in line with the overall trend of the business, while jewelry continued its excellent growth, advancing 12.7% to € 21.2 million.

Gucci has continued to invest in the development of its retail network. Important stores in New York on Madison Avenue and in Paris on Avenue Montaigne opened in early September, while the enlarged 22,000 square foot flagship on Via Montenapoleone in Milan, which opened partially in July, is scheduled to be completed in the first half of November.

Margins

Gucci maintained excellent profitability notwithstanding the decline in revenues.

The gross margin was 71.5%, compared to 75.4% in 2001 (the highest quarterly gross margin ever achieved by Gucci) and 68.6% in 2000. The decline in the gross margin from 2001 owed largely to product and channel mix and currency fluctuations and, to a lesser extent, the incidence of markdowns, which was modestly higher in 2002 than 2001.

Management continued to exercise strict cost control, cutting operating expenses by 15.5% to € 152.8 million from € 180.9 million in 2001. Gucci achieved an outstanding operating margin before goodwill amortization of 29.9% (€ 109.8 million), which was lower than the exceptional 33.2% (€ 141.9 million) in 2001 but which exceeded by almost 300 basis points the 27.1% margin in 2000.

Outlook

Management expects Gucci in full year 2002 to generate revenues of approximately € 1.6 billion, which compares to the previous estimate of € 1.7 billion. Management reaffirms its guidance that Gucci will achieve an operating margin before goodwill amortization of approximately 30% in full year 2002.

Yves Saint Laurent

Yves Saint Laurent revenues advanced 34.7% to € 33.7 million. Retail sales advanced 105.1% on a constant currency basis to € 15.9 million, and wholesale sales grew 45.5% on a constant currency basis to € 14.4 million. Royalty income fell 47.4% to € 3.4 million as a result of the termination of licenses.

Yves Saint Laurent's strong growth owed to outstanding demand for both the spring/summer and fall/winter collections as well as sustained investment in communication and an enlarged store and shop-in-shop network.

Sales of high margin leather goods advanced 207.3% on a constant currency basis to € 6.0 million. On a constant currency basis, sales of the core category women's ready-to-wear increased 50.5%, while men's ready-to-wear sales grew 35.2%. Yves Saint Laurent is continuing to expand its product offering. In the second quarter the company launched eyewear and presented to the press and trade its first watch line, shipments of which will begin in the third quarter.

In accordance with our plan to reposition the brand, at the end of 2002 Yves Saint Laurent will have 47 directly-operated stores worldwide and approximately 30 "hard format" leather goods, accessory and ready-to-wear shops-in-shop in exclusive United States and European department and specialty stores.

Margins

Excluding royalties, Yves Saint Laurent more than doubled gross profit to € 16.8 million and increased its gross margin percentage to 55.3% from 44.1% in 2001. The division reduced its operating loss before goodwill and trademark amortization to € 13.3 million from € 15.5 million in 2001, notwithstanding increased communication expenditure.

Outlook

Based on positive sales momentum and strong customer response to the fall/winter and cruise collections, management reaffirms its previous guidance that for full year 2002 Yves Saint Laurent will generate high double digit revenue growth and reduce its operating loss before goodwill and trademark amortization below the € 76.2 million posted in 2001.

YSL Beauté

Sales were € 106.1 million, compared to € 110.2 million in 2001 (down 3.8%, or minus 0.2% on a constant currency basis). Yves Saint Laurent brand fragrance and cosmetics sales increased 5.7% on a constant currency basis. *Opium* performed particularly well, with sales up 23.6% on a constant currency basis. In July Yves Saint Laurent presented a new men's fragrance, *M7*, which will be launched in October.

Margins

The operating loss before goodwill and trademark amortization was € 8.6 million, compared to € 3.1 million in 2001 primarily due to increased provisions for obsolescence in 2002 and certain non-recurring positive items recorded in 2001.

Outlook

Management confirms its previous guidance for full year 2002 that YSL Beauté will achieve high single digit revenue growth and an operating margin before goodwill and trademark amortization of approximately 7%.

Other Operations

Revenues increased to € 80.7 million, from € 57.5 million in 2001, driven primarily by the sales of newly acquired companies and growth at Sergio Rossi.

Sergio Rossi achieved double digit retail and wholesale growth thanks to its strong spring/summer collection and timely deliveries of the fall/winter collection. In July and August Sergio Rossi opened new stores on Rodeo Drive in Beverly Hills and Ala Moana in Hawaii and moved its New York flagship to a larger and better location on Madison Avenue.

The high profile launch of Boucheron's new jewelry collections was extremely well received, generating extensive media coverage and much anticipation for the new lines, which are due in stores in November. Boucheron will open important flagships in San Francisco, Honolulu, Milan, London and Tokyo Ginza in the second half of 2002 and in New York, Paris and Rome in early 2003.

Bottega Veneta enjoyed double-digit retail sales growth thanks to excellent customer response to the new product lines, which have established the brand at the highest end of the luxury leather goods market. The opening of key flagship stores on Rue Faubourg Saint Honoré in Paris and Sloane Street in London in July and on via Montenapoleone in Milan this week has driven a further acceleration of Bottega Veneta's retail sales growth which has been at high double digit levels since the beginning of August.

Stella McCartney, Alexander McQueen and Balenciaga each experienced strong sell-in of their fall/winter collections, with retailers having already reported excellent sell-out. Alexander McQueen opened its first United States store in lower Manhattan in late July; Stella McCartney opened its first store, also in lower Manhattan, last week.

The operating loss before goodwill and trademark amortization of these divisions, which totaled € 17.8 million compared to € 11.6 million in 2001, derived primarily from the fact that most of these divisions are in start-up and investment phases.

Corporate
Corporate expenses were € 7.8 million, compared to € 9.1 million in 2001.

Goodwill and Trademark Amortization
Goodwill and trademark amortization was € 30.9 million (€ 25.2 million, net of tax), compared to € 33.3 million (€ 27.7 million, net of tax) in 2001.

Financial Income
On July 31, 2002 the Group had € 2.3 billion of cash, net of short-term debt. Net financial income of € 14.7 million (compared to € 25.5 million in 2001) reflected a 3.7% annualized yield on the Group's average net financial assets. The decline in net financial income was due primarily to lower interest rates as well as the Group's reduced net cash position following capital investments and acquisitions in the second half of 2001 and the first half of 2002 and the extraordinary dividend of € 364.5 million paid in December 2001.

Other Income (Expense), Net
These were a net expense of € 2.3 million, compared to net income of € 12.0 million in 2001, when the Group realized € 8.6 million of non-recurring foreign exchange gains related to the settlement of certain inter-company balances.

Treasury Shares
During the second quarter, the Group purchased 550,000 of its own shares for an aggregate cost of € 48.8 million.

Net Income per Share
Fully diluted net income per share was € 0.41, compared to € 0.94 in 2001.

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+39 02 8800 5555

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1700
+39 055 7592 2456

(Tables to Follow)

GUCCI GROUP SECOND QUARTER REVENUES

€ Million	Second Quarter 2002	Second Quarter 2001[1]	% Increase (Decrease)
Gucci Division	367.4	428.1	(14.2%)
Yves Saint Laurent	33.7	25.0	34.7%
YSL Beauté	106.1	110.2	(3.8%)
Other Operations*	80.7	57.5	40.5%
Interdivisional	(10.8)	(0.7)	n/m
GUCCI GROUP	**577.1**	**620.1**	**(6.9%)**

(1) Second quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(*) 2002: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operations
2001: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney

GUCCI DIVISION SECOND QUARTER REVENUES

€ Million	Second Quarter 2002	Second Quarter 2001[1]	% Increase (Decrease)
Directly-operated Stores	245.7	288.8	(14.9%)
Wholesale Distribution*	66.9	74.3	(10.0%)
Timepieces Distribution	43.8	52.0	(15.8%)
Royalties	11.7	14.1	(16.8%)
Interdivisional	(0.7)	(1.1)	n/m
Total Gucci Division	**367.4**	**428.1**	**(14.2%)**
Leather goods	180.0	214.4	(16.1%)
Shoes	43.2	51.6	(16.2%)
Ready-To-Wear	49.8	54.2	(8.1%)
Watches	46.4	58.3	(20.5%)
Jewelry	21.2	18.8	12.7%
Other	15.8	17.8	(11.2%)
Royalties	11.7	14.1	(16.8%)
Interdivisional	(0.7)	(1.1)	n/m
Total Gucci Division	**367.4**	**428.1**	**(14.2%)**
Europe	124.1	134.0	(7.4%)
United States	78.5	104.2	(24.6%)
Japan	84.8	98.4	(13.8%)
Rest of Asia	71.5	82.2	(13.0%)
Rest of World	9.2	10.4	(11.5%)
Interdivisional	(0.7)	(1.1)	n/m
Total Gucci Division	**367.4**	**428.1**	**(14.2%)**

(1) Second quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP FIRST HALF REVENUES

€ Million	First Half 2002	First Half 2001[1]	% Increase (Decrease)
Gucci Division	738.6	849.3	(13.0%)
Yves Saint Laurent	66.8	45.3	47.5%
YSL Beauté	235.2	231.8	1.5%
Other Operations*	162.0	113.1	43.4%
Interdivisional	(17.8)	(2.7)	n/m
GUCCI GROUP	**1,184.8**	**1,236.8**	**(4.2%)**

(1) First half 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.

(*) 2002: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operations
2001: Sergio Rossi, Boucheron, Bédat & Co., Luxury Timepieces Design, Bottega Veneta, Stella McCartney

GUCCI DIVISION FIRST HALF REVENUES

€ Million	First Half 2002	First Half 2001[1]	% Increase (Decrease)
Directly-operated Stores	503.9	572.6	(12.0%)
Wholesale Distribution*	126.3	151.7	(16.9%)
Timepieces Distribution	81.9	96.1	(14.7%)
Royalties	26.4	28.6	(7.6%)
Interdivisional	0.1	0.3	n/m
Total Gucci Division	**738.6**	**849.3**	**(13.0%)**
Leather goods	361.8	424.7	(14.8%)
Shoes	89.6	101.3	(11.5%)
Ready-To-Wear	100.6	115.5	(12.8%)
Watches	88.8	108.5	(18.2%)
Jewelry	39.6	35.1	12.8%
Other	31.7	35.3	(10.5%)
Royalties	26.4	28.6	(7.6%)
Interdivisional	0.1	0.3	n/m
Total Gucci Division	**738.6**	**849.3**	**(13.0%)**
Europe	250.1	266.5	(6.1%)
United States	156.9	205.9	(23.7%)
Japan	182.7	197.0	(7.3%)
Rest of Asia	129.3	158.6	(18.5%)
Rest of World	19.3	21.0	(8.4%)
Interdivisional	0.1	0.3	n/m
Total Gucci Division	**738.6**	**849.3**	**(13.0%)**

(1) First half 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.

(*) Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI
GUCCI GROUP

GUCCI GROUP N.V.
SUMMARIZED CONSOLIDATED FINANCIAL RESULTS
(In millions of Euros, except per share and share amounts)

	For the Three Months Ended		For the Six Months Ended	
	31 July '02	31 July '01	31 July '02	31 July '01
Net revenues	577.1	620.1	1,184.8	1,236.8
Gross profit	394.5	447.4	809.4	864.9
Operating expenses	332.1	341.6	695.9	680.3
Goodwill and trademark amortization	30.9	33.3	61.7	64.1
Operating profit	31.5	72.5	51.8	120.5
Financial income, net	14.7	25.5	30.7	52.5
Other income (expenses)	(2.3)	12.0	(3.0)	5.4
Pre-tax income	43.9	110.0	79.5	178.4
Taxation	2.6	15.0	4.3	21.4
Minority interests	(1.5)	(0.4)	(3.1)	0.2
Net income	42.8	95.4	78.3	156.8
Net income per share (basic)	0.42	0.95	0.77	1.56
Net income per share (diluted)	0.41	0.94	0.76	1.55
Weighted average number of shares outstanding (basic)	- -	- -	101,243,294	100,116,240
Weighted average number of shares outstanding (diluted)	- -	- -	102,874,301	101,444,260

GUCCI
GUCCI GROUP

GUCCI GROUP N.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(In millions of Euros)

	July 31, 2002	January 31, 2002
Assets		
Current assets		
Cash and cash equivalents	2,728.1	2,964.9
Trade receivables, net	313.3	328.8
Inventories, net	489.9	450.0
Other current assets	581.4	454.0
Total current assets	4,112.7	4,197.7
Non-current assets		
Property, plant and equipment, net	723.1	691.9
Goodwill, trademarks, other intangible assets and deferred charges, net	2,149.4	2,144.2
Other non-current assets	402.2	419.2
Total non-current assets	3,274.7	3,255.3
Total assets	7,387.4	7,453.0
Liabilities and shareholders' equity		
Current liabilities		
Bank overdrafts and short-term loans	426.0	765.2
Trade payables and accrued expenses	492.4	467.1
Other current liabilities	285.6	311.4
Total current liabilities	1,204.0	1,543.7
Non-current liabilities		
Long-term financial payables	1,044.2	824.4
Long-term tax payable and deferred tax liabilities	369.4	379.4
Other non-current liabilities	81.4	81.2
Total non-current liabilities	1,495.0	1,285.0
Total liabilities	2,699.0	2,828.7
Minority interests	72.7	65.9
Shareholders' equity	4,615.7	4,558.4
Total liabilities and shareholders' equity	7,387.4	7,453.0

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